Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Direct Owner	Percentage Owned
Favour Group Ltd.	China Industrial Waste Management, Inc.	100%
Full Treasure Investments Ltd.	Favour Group Ltd.	100%
Dalian Dongtai Industrial Waste Treatment Co., Ltd.	China Industrial Waste Management, Inc.	90%
Dongtai Water Recycling Co. Ltd.	Dalian Dongtai Industrial Waste Treatment Co., Ltd.	80%
Dalian Zhuorui Recycling Co., Ltd.	Dalian Dongtai Industrial Waste Treatment Co., Ltd.	70%
Dalian Lipp Environmental Energy Engineering & Technology Co., Ltd.	Dalian Dongtai Industrial Waste Treatment Co., Ltd.	75%